SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces of credit of Interest on Own Capital and interim Dividends” dated on September 13, 2011.

(Sao Paulo, Brazil – September 13, 2011) Telecomunicações de São Paulo S/A – TELESP (NYSE: VIV; BOVESPA: TLPP) hereby informs its shareholders:

Telecomunicações de São Paulo S. A. – Telesp (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on September 13, 2011, deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Interest on Own Capital and Interim Dividends, related to the fiscal year of 2011, in accordance with articles 27 and 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM´s Instruction #207/96, as described below:

I – INTEREST ON OWN CAPITAL

Credit of Interest on Own Capital in the gross amount of R$1,250,000,000.00 (one billion two hundred and fifty million reais), subject to withholding tax of 15%, resulting in a net amount of R$1,062,500,000.00 (one billion sixty two million and five hundred thousand reais). The estimated value per share is described in the table below:

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital may be charged to the mandatory minimum dividend for the fiscal year of 2011, ad referendum of the General Shareholders’ Meeting.

II – INTERIM DIVIDENDS

Interim Dividends in the amount of R$382,400,000.00 (three hundred and eighty two million, four hundred thousand reais), based on earnings reported in the balance sheet of June 30, 2011. The estimated value per share is described in the table below:

In accordance with the single paragraph of the article 27 of the Company’s Bylaws, such interim dividends will be charged to the mandatory minimum dividend for the fiscal year of 2011.

Still according to the Board of Directors, the Interest on Own Capital and the Interim Dividends will be subject to accounting by the Company on September 30, 2011.

The credit of Interest on Own Capital and interim dividends will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on September 30, 2011. After this date the shares will be considered as “ex-Interest on Own Capital” and “ex-dividends”. The payment of these proceeds will be carried out starting until the end of fiscal year of 2011, in a date to be determined and announced by the Company’s Board.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until October 10, 2011 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, Amarelo Velho Building, subsoil –Vila Yara – Zip code: 06029-900 – Osasco – SP.

Note: The values per common and preferred share of Interest on Own Capital and Interim Dividends are estimates and may be further adjusted until September 30, 2011, due to any purchases of shares in the Share Buyback Program of the Company to be held in treasury and subsequent disposal and/or cancellation, according to the Notice of Material Fact of August 11 and 15, 2011.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 13, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director